April 11, 2025

Menachem Shalom
Chief Executive Officer
Kochav Defense Acquisition Corp.
575 Fifth Avenue, 14th Floor
New York, NY 10017

        Re: Kochav Defense Acquisition Corp.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 31, 2025
            CIK No. 0002053799
Dear Menachem Shalom:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 25, 2025, letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors
You will not be entitled to protections normally afforded to investors..., page
56

1.     In response to prior comment 2 you state that the company   s Amended
and Restated
       Memorandum and Articles of Association will not contain a $5,000,000 net tangible assets requirement. However, your disclosure on page 56 states that the company will not be subject to Rule 419 because it will have net tangible assets in excess of
       $5,000,000 upon completion of the offering and the private placement, and your disclosure on page 135 states that none of the provisions of Rule 419 apply to the offering. Please reconcile these statements. In the event the company could become
 April 11, 2025
Page 2

       subject to Rule 419, please amend your disclosure on pages 56 and 135-141 accordingly.
        Please contact Vanessa Robertson at 202-551-3649 or Lynn Dicker at 202-551-3616
if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   David E. Fleming, Esq.